EXHIBIT 2.2

VOTING AGREEMENT

by and

among

THE STOCKHOLDERS OF BEXIL CORPORATION NAMED HEREIN,

and

YORK INSURANCE HOLDINGS, INC.

DATED AS OF DECEMBER 23, 2005

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of December 23, 2005 (the “Agreement”), by and among YORK INSURANCE HOLDINGS, INC., a Delaware corporation (“Buyer”) and certain of the stockholders (“Stockholders”) of BEXIL CORPORATION, a Maryland corporation (“Bexil”).

        WHEREAS, in connection with the execution of this Agreement, Bexil and Buyer entered into a Stock Purchase Agreement (the “Purchase Agreement”) (capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement);

        WHEREAS, as of the date hereof, each Stockholder beneficially owns (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the number of shares of common stock of Bexil set forth opposite such Stockholder’s name on Schedule I hereto (such shares of common stock, together with any other shares of stock of Bexil, the voting power over which is acquired by such Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, the “Subject Shares”); and

        WHEREAS, as a condition to their willingness to enter into the Purchase Agreement, the Company and Buyer have required that the Stockholders enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound, the parties agree as follows:

ARTICLE I

VOTING AND CONSENT MATTERS

Section 1.1 Agreement to Vote and Execute Consents. Each Stockholder hereby agrees that, from and after the date hereof until the termination of this Agreement, at any duly called meeting of the stockholders of Bexil, and in any action by written consent of the stockholders of Bexil, such Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause the Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all the Subject Shares (a) in favor of approval of the Purchase Agreement and the Bexil Sale and each of the other transactions and other matters specifically contemplated by the Purchase Agreement, (b) against any action or agreement submitted for approval of the stockholders of Bexil that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Bexil or any Bexil Subsidiary under the Purchase Agreement and (c) except as otherwise agreed in writing by Buyer, against any action, agreement, transaction or proposal submitted for approval of the stockholders of Bexil that would reasonably be expected to result in any of the conditions to Bexil’s obligations under the Purchase Agreement not being fulfilled or that is intended, or would reasonably be expected to, prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Purchase Agreement. Any vote by such Stockholder that is not in accordance with this Section 1.1 shall be considered null and void. Such Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination of this Agreement to vote or give instructions in a manner inconsistent with clauses (a), (b) or (c) of this Section 1.1.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

        Each of the Stockholders hereby severally represents and warrants to Buyer as follows with respect to itself only:

Section 2.1 Existence; Authorization. Each Stockholder that is an entity is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization or formation and each Stockholder has all requisite power, capacity and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles.

Section 2.2 No Conflict; Required Filings and Consents.

(b)     The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate the certificate of incorporation, bylaws or other organizational documents, if any, as the case may be, of such Stockholder, (ii) conflict with or violate any applicable Law by which any property or asset of such Stockholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any Subject Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Stockholder (including any trust agreement, voting agreement, stockholders agreement or voting trust).

(b)     The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of such Stockholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

Section 2.3 Ownership of Shares. Such Stockholder is the record or beneficial owner of, and has good title to, the Subject Shares set forth opposite its name on Schedule I. Such Stockholder, together with its affiliates, has sole voting power, and sole power of disposition, with respect to all of its Subject Shares. The Subject Shares are all the securities of the Company owned, either of record or beneficially, by such Stockholder as of the date hereof. The Subject Shares owned by such Stockholder are free and clear of all Encumbrances, other than any Encumbrances created by this Agreement. The Stockholder has not appointed or granted any proxy inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Subject Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer hereby represents and warrants to each Stockholder as follows:

Section 3.1 Corporate Authorization. Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to enter into and perform all of its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement by Buyer, the performance of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due execution and delivery by each of the other parties hereto, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles.

Section 3.2 No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby nor compliance by Buyer with any of the provisions hereof shall (a) conflict with or result in any breach of Buyer’s certificate of incorporation or bylaws or (b) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of Buyer. Other than filings required under the Exchange Act, the execution and delivery of this Agreement by Buyer and the performance of this Agreement by Buyer do not require any filing with, permit, authorization, notification, consent or approval of, any Governmental Entity.

ARTICLE IV

COVENANTS OF THE STOCKHOLDERS

        Each Stockholder severally, but not jointly and severally, hereby covenants and agrees as follows with respect to itself only:

Section 4.1 Restriction on Transfer of Shares. Each Stockholder agrees that until termination of this Agreement, such Stockholder shall not, directly or indirectly through another Person, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option, derivative, hedging or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, except in each case for the conversion or exchange of shares of common stock in accordance with Section 4.2, (any of the foregoing, a “Transfer”), any or all of the Subject Shares or any interest therein, except to any Affiliate of such Stockholder who agrees in writing to be bound by the terms of this Agreement or Transfers which occur by merger or otherwise, operation of Law or with Buyer’s prior written consent, (ii) grant any proxies or powers of attorney, deposit any of the Subject Shares into a voting trust or enter into any other voting arrangement or permit to exist any Encumbrance of any nature whatsoever with respect to the Subject Shares (other than any Encumbrances created by or arising under this Agreement or existing by operation of Law) or (iii) commit or agree to take any of the foregoing actions.

Section 4.2 No Solicitation. Subject to Section 4.3, each Stockholder agrees that, until the termination of this Agreement, such Stockholder shall not, and shall cause its Representatives not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company, the Company’s Subsidiaries or Bexil to, or otherwise afford access to the properties, books or records of Bexil or the Bexil Subsidiaries to, any third party or any Representatives thereof with respect to any Takeover Proposal; provided, however, that nothing herein shall prevent any Stockholder or any of its Representatives from acting in his or her capacity as a director of Bexil. Each Stockholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing discussions, conversations, negotiations and other communications with any Person other than Buyer and its Representatives conducted heretofore with respect to, or that could reasonably be expected to lead to, a Takeover Proposal.

Section 4.3 Stockholder Agreement Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer of Bexil shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder’s Subject Shares and nothing herein shall limit or affect any actions taken by a stockholder in its capacity as a director or officer of Bexil.

Section 4.4 Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of Law or otherwise, including without limitation the Stockholder’s administrators, successors or receivers.

ARTICLE V

MISCELLANEOUS

Section 5.1 Termination. This Agreement shall automatically terminate, and none of Buyer or any Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect, upon the earliest to occur of (a) the mutual consent of all of the parties hereto, (b) the Closing and (c) the date of termination of the Purchase Agreement in accordance with its terms.

Section 5.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the termination of this Agreement. This Section 5.2 shall not limit any covenant or agreement of the parties contained herein which by its terms contemplates performance after the termination of this Agreement.

Section 5.3 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on receipt if transmitted by national overnight courier, in each case as follows:

If to Buyer, addressed to it at:

c/o Odyssey Investment Partners, LLC
280 Park Avenue, 38th Floor West
New York, New York 10017
Attention: Douglas Rotatori
                   Jeffrey McKibben
Facsimile: (212) 351-7925
E-Mail: drotatori@odysseyinvestment.com
jmckibben@odysseyinvestment.com

with a copy to: Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Attn: Robert Kennedy Facsimile: (212) 751-4864 E-Mail: robert.kennedy@lw.com

If to the Stockholders, to:

Bexil Corporation
11 Hanover Square
New York, New York 10005
Attention: Thomas B. Winmill
Facsimile: (212) 363-1101
E-Mail: twinmill@bexil.com

With copies to:

Ropes & Gray LLP
45 Rockefeller Plaza
New York, New York 10111-0087
Attention: Joshua A. Leuchtenburg, Esq.
Facsimile: (212) 841-5725
E-Mail: Joshua.Leuchtenburg@ropesgray.com

Section 5.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 5.6 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 5.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

Section 5.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.9 Mutual Drafting. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing this Agreement to be drafted.

Section 5.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

    (a)        This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement, whether in Contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Maryland, applicable to contracts executed in and to be performed entirely within the State.

(b)     Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state or federal courts of the State of Maryland in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

    (c)        EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT MAY INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (II) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (III) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10(c).

Section 5.11 Amendment: Waiver. No provision of this Agreement may be waived unless in writing signed by all of the parties to this Agreement, and the waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision. This Agreement may be amended, supplemented or otherwise modified only by a written agreement executed by all of the parties to this Agreement.

Section 5.12 Further Assurances. From time to time, at the other party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof in addition to any other remedies at Law or in equity.

Section 5.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        IN WITNESS WHEREOF, a duly authorized representative of each of the parties hereto have executed this Agreement as of the date first above written.

BASSETT S. WINMILL /s/Bassett S. Winmill

SARAH J. WINMILL /s/Sarah J. Winmill

INVESTOR SERVICE CENTER, INC. By:/s/Thomas B. Winmill Name: Thomas B. Winmill Title: President

THOMAS B. WINMILL /s/Thomas B. Winmill

MARY CHRISTINE W. WINMILL /s/Mary Christine W. Winmill

CHARLES A. CARROLL /s/Charles A. Carroll

EDWARD G. WEBB, JR. /s/Edward G. Webb, Jr.

YORK INSURANCE HOLDINGS, INC., a Delaware corporation By:/s/Douglas W. Rotatori Name: Douglas W. Rotatori Title: CEO and President

SCHEDULE I

Name of Record Owner	Shares of Common Stock
Bassett S. Winmill	5,995.973
Sarah J. Winmill	1,698.920
Investor Service Center, Inc.	222,644.000
Thomas B. Winmill	18,870.770
Mary Christine W. Winmill	26,434.000
Charles A. Carroll	3,200.000
Edward G. Webb, Jr	1,500.000

Total	280,343.663